Exhibit 99.1

Enthusiast Gaming and Torstar to Launch GenZ-Focused Online News Channel

AFK will combine Enthusiast Gaming’s GenZ expertise and audience with the leading content capabilities of Torstar

TORONTO, July 07, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, today announced it has entered into a joint venture with Torstar Corporation (“Torstar”) to create an original online news platform and community named AFK (“AFK”).

“We’re thrilled to partner with Torstar on the launch of a channel that will combine our expertise in building engaged online communities with Torstar’s commitment to quality content,” said Adrian Montgomery, CEO of Enthusiast Gaming.

“AFK is a new brand that brings insight and community to issues that matter to gamers in a tone and format that feels familiar to them, such as short-form video content and message boards on digital-first platforms,” added Jordan Bitove, co- proprietor of Torstar.

In anticipation of its debut on YouTube, AFK will launch a crowd-sourced contest titled “Find a Host”. The contest will invite entrants to submit video auditions around one of four relevant topics: the environment, social issues, economic issues, and cultural trends.

AFK judges will pick six finalists for a series of challenges throughout the summer. The winner will be announced in a live event in September 2021 and offered a full-time hosting position at AFK, with the official launch of the publication expected in the fall of 2021.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

About Torstar

Torstar is a holding company with investments, primarily in news and media.  Businesses in the group include the Toronto Star and numerous other city and community news organizations. Other investments include VerticalScope, Canadian Press, iPolitics, Blue Ant Media, Sing Tao, LeaseBusters and Metroland Parcel Delivery services.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding: new product initiatives of the Company through a joint venture with a third party, the timing and completion of the development of future products, the functionality of future products, and planned marketing initiatives for future products.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.